Santiago, 30 de mayo de 2013

Señor

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref.: Comunica Hecho Esencial.

De mi consideración:

Por medio de la presente informo a Ud. que el Grupo Santander ha suscrito un acuerdo con las firmas estadounidenses, de inversión de capital, Warburg Pincus y General Atlantic, para la creación de un Holding Santander Asset Management, en el que estas entidades participarían en un 50%. Este holding concentraría las participaciones de las sociedades filiales del Grupo de cada uno de los países en que Santander está presente en el negocio de Asset Management.

De acuerdo a lo establecido en el artículo 9º y en los incisos segundo y tercero del artículo 10º de la Ley Nº18.045, sobre Mercado de Valores, y en el contexto expuesto en el párrafo anterior, informo a vuestra Superintendencia, como Hecho Esencial, que Banco Santander-Chile ha recibido de Banco Santander, S.A., actuando directa o indirectamente, una oferta que incluye, por una parte, la compra de la totalidad de las acciones emitidas por su filial Santander Asset Management S.A., Administradora General de Fondos y, además, la celebración de un contrato de prestación de servicios de agente colocador entre este banco y la mencionada Administradora General de Fondos, por un plazo de 10 años, prorrogable bajo ciertas condiciones hasta completar un máximo de 20 años, por el cual se distribuirán las cuotas de los fondos que administre esa entidad.

Esta oferta está siendo analizada y revisada, tanto internamente como por evaluadores independientes, para someterla luego a la aprobación de los órganos correspondientes y a la autorización de la Superintendencia de Bancos e Instituciones Financieras.

Sin otro particular, le saluda atentamente,

Claudio Melandri Hinojosa

Gerente General

C.c.:	Superintendencia de Valores y Seguros

Bolsa de Comercio de Santiago

Bolsa de Valores de Valparaíso

Bolsa Electrónica de Chile

Santiago, 30th of May 2013.

Mr.

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Present

Ref: Essential Event Report

In consideration,

I hereby inform you that Santander Group has signed an agreement with the firms in the U.S.: Capital Investment, Warburg Pincus and General Atlantic, for the creation of Santander Asset Management Holding, in which these entities have a participation of 50%. This holding company will concentrate the stakes of the Group’s subsidiaries in each of the countries in which Santander is present in the Asset Management business.

According to the provisions of Article 9 and the second and third paragraphs of Article 10 of Law No. 18,045, of the Securities Market, and in conjunction with the previous paragraph, we inform you, as essential information, that Banco Santander - Chile has received from Banco Santander, SA, acting directly or indirectly, an offer to purchase all of the shares issued by its subsidiary Santander Asset Management SA, General Funds Management. This offer also contains a contractual agreement for the brokerage of asset management services between the Bank and the Asset Management business, for a period of 10 years, renewable under certain conditions, for up to a maximum of 20 years.

This offer is being analyzed and reviewed, both internally and by independent evaluators which will be submitted then to the relevant parties for approval and for the authorization of the Superintendence of Banks and Financial Institutions.

Sincerely Yours,

Claudio Melandri H.

Gerente General

C.c.:	Superintendence of Securities and Insurance

Santiago Stock Exchange

Valparaiso Stock Exchange

Chilean Electronic Stock Exchange